Mail Stop 3561

February 22, 2010

Mr. Mercer Cauley
Chief Executive Officer
Tryon Alpha, Inc.
127 North Tryon Street
Suite 312
Charlotte, NC 28202

> **Re:** **Tryon Alpha, Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **March 31, 2009**
> **Filed February 10, 2010**
> **Supplemental Response filed February 10, 2010**
> **File No. 000-53139**

Dear Mr. Cauley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1. We reviewed the revised audit report filed in response to comment one of our
    letter dated January 26, 2010. Please advise your independent accountant to
    revise their audit report to address the following issues and amend your 10-K
    accordingly:

    *   the scope and opinion paragraphs did not address statements of operations,
        stockholders' deficit, and cash flows for the years ended March 31, 2008
        and 2009. This information was removed in the current amendment.
    *   the inception date in the scope paragraph should be revised from
        "December 7, 2007" to "December 3, 2007"
    *   the inception date in the opinion paragraph should be revised from
        "December 7, 2009" to "December 3, 2007."

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 19

2. We note that you have removed your conclusion on the effectiveness of your
    internal control over financial reporting and repeated your conclusion on
    disclosure controls and procedures. Please revise to include your conclusion on
    the effectiveness of your internal control over financial reporting as required by
    Item 308(T)(a)(3) of Regulation S-K.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services